August 6, 2013

Ms. Marcia E. Backus

Dear Marcia:
My colleagues and I are extremely pleased that you will be joining us. The purpose of this correspondence is to confirm our offer and your acceptance of employment.
The terms and conditions of our employment offer are as follows:

1.	Title: Your title, subject to Board approval, will be Vice President and General Counsel.

2.	Reporting Relationship: You will report to Mr. Donald P. de Brier, Corporate Executive Vice President and Corporate Secretary.

3.	Start Date: You will commence employment on October 1, 2013, or on another mutually agreeable date.

4.	Initial Base Salary: $450,000 per year subject to annual review, paid semi-monthly during your continued employment.

5.
Initial Annual Bonus: You will be eligible to participate in Occidental’s Executive Incentive Compensation Plan (EICP) during your continued employment, with an initial target bonus of $350,000 subject to annual review. In addition, during your continued employment you will be guaranteed a bonus not less than your target amount for 2013 and 2014, payable by March 14, 2014 and 2015, respectively.

6.	Sign-On Cash Bonus: You will receive a sign-on cash bonus of $1,000,000, subject to your continued employment, payable as follows:

a.	$250,000 paid with your first regular paycheck following your employment date.

b.	$250,000 paid with your first regular paycheck following your first anniversary date.

c.	$500,000 paid with your first regular paycheck following your second anniversary date.

7.
Sign-On Long-Term Incentives: Effective as of your first day of employment, you will be awarded Restricted Shares with an initial value (based on the closing price of Occidental stock on the date of the award), of $1,800,000, subject to Oxy’s standard employment terms. This award will vest on July 21, 2016, and will pay out 0 – 100% of the Restricted Shares subject to the award’s performance criteria. Also, effective as of your first day of employment, you will be awarded a Return on Capital Employed Incentive with a grant date target value of $1,200,000. This award will vest on December 31, 2016. Payout will range from 0 – 200% of the target number of performance shares based on level of Return on Capital Employed achieved.

8.
Ongoing Long-Term Incentives: You will be eligible to participate in Occidental’s annual Long-Term Incentive program beginning with an award made in 2014. Subject to market and company conditions at the time, your performance, and Compensation Committee approval, we anticipate that you will receive a total target award in the range of $2,000,000 to $3,000,000 per year beginning in 2014. The form of Long-Term Incentives will be decided by the Compensation Committee on an annual basis.

9.	Termination Payments: In the event of involuntary, not-for-cause termination of employment prior to your third anniversary, you will receive the following payments:

a.	Semi-monthly payments equivalent to your base salary will continue for a period of twelve months.

b.
An Annual Bonus will be paid in accordance with the terms of the EICP for the year of your termination (in the following year by March 14), based on target for the individual performance portion and actual Occidental performance for the remainder, subject to the minimum guarantee under paragraph 5 for the year of termination.

c.
Cash payments equivalent to the amounts that would have been payable for Sign-On Long-Term Incentives and Ongoing Long-Term Incentives that are forfeited as a result of your termination, will be paid out at the same time the associated award is paid based on actual Occidental performance.

d.	Cash payments for the balance of the Sign-On Cash Bonus will be paid as if you had remained an employee.

e.
A cash payment equal to any unvested balances forfeited under Occidental’s retirement and savings plans will be paid as soon as administratively practicable following your termination date and no later than 60 days after your “separation from service” (under Section 409A of the U.S. Internal Revenue Code (Section 409A)), provided that, to the extent required by Section 409A, such payments will be made at the time or times such forfeited balances would otherwise have been paid under the terms of the retirement and savings plans.

Notwithstanding anything to the contrary in this paragraph 9, to the extent that any payments hereunder are subject to Section 409A, references to termination or to termination of employment shall mean “separation from service” (under Section 409A) and to the extent you must be treated as a “specified employee” (under Section 409A), then any payments on account of your “separation from service” (under Section 409A), that are subject to the requirements of Section 409A, shall, if required to be made later than the time specified above as a result of the application of Section 409A, be made on the date that is six months and one day following the date of your “separation from service” (under Section 409A).

10.
Employee Benefits: During your continued employment, you will be entitled to the full array of employee benefits available to similarly situated Occidental executives, including Financial Planning and Personal Excess Liability Insurance, as they may exist from time to time.

11.	Vacation Entitlement: You will accrue 200 hours of vacation per year (prorated for the first year of employment).
All offers of employment are contingent upon satisfactory results of a drug screen and background investigation. Details on these subjects will be sent to you under separate cover. We understand that you will not announce your resignation from your current position to your current employer until these contingencies have been met and we agree not to announce your employment with Occidental until you have announced your resignation from your current position. Your employment with Occidental is at-will, this letter in not a guarantee of continuing employment and no part of this letter may be assigned. This letter will be governed by Texas law (without giving effect to its conflicts of laws principles), constitutes the final, complete and exclusive expression of the parties’ intent on its subject matter and may only be amended in a writing signed by each party.
Please call me if you have any questions relative to your employment. If everything is stated correctly and to your satisfaction, please sign both copies of this offer letter and return one copy in the enclosed FedEx envelope.
I would like to take this opportunity to welcome you to Occidental Petroleum Corporation. We have a long history of working with you and, as I am sure you know, I am very much looking forward to working with you.
Sincerely,

Stephen I. Chazen
Agreed and Accepted:

/s/ Marcia E. Backus
Marcia E. Backus

Copy:     D.P. de Brier
M.A. Cozyn